February 5, 2014

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Your Letter Dated January 29, 2014 (the “Comment Letter”)

Regarding  Umax Group Corp.

Item 4.02 Form 8-K

Filed January 27, 2014

File No. 333-174334

Dear Ms. Thompson:

Umax Group Corp. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate the Staff’s comments as well as the opportunity this review process provides to improve the content of our public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference and review, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold, italicized text. In response to the Comment Letter we offers the following responses:

Item 4.02 8-K Filed January 27, 2014

1. As it appears you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on an interim review related to your previously issued financial statements, please perform the following as required by Item 4.02(c) of Form 8-K:

• provide your independent accountant with a copy of the disclosures you are making in response to Item 4.02 of Form 8-K no later than the day the disclosures are filed;

• request your independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to Item 4.02 of Form 8 k

RESPONSE:  The Company will  advise the accountant of the insufficiency of the filing and provide them with a copy of the 4.02 disclosures contained in the 8k and request their letter addressed to the Commission stating whether they agree with the statements made in our response.  The auditors have provided their 16.1 letter and it is attached as an exhibit to the amended 8k filed herewith.

2. You make reference to your auditor having been unable to complete its review in accordance with generally accepted auditing standards (“GAAS”) due to not being provided with revised interim financial statements. Please confirm to us that your auditor’s review has or will be conducted in accordance with the standards of the PCAOB, and when you amend your Form 8-K as requested above, please revise your filing to clarify this matter.

RESPONSE: Our auditor’s review will be conducted in accordance with the standards of the PCAOB and the filings will be amended accordingly.

Finally, as indicated above, we confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

Umax Group Corp.

 /s/Michelle Mercier

Michelle Mercier

President

Chief Financial Officer and Director